UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

China Ming Yang Wind Power Group Limited

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

16951C108**

(CUSIP Number)

Chuanwei Zhang

Chief Executive Officer

China Ming Yang Wind Power Group Limited

Jianye Road, Mingyang Industry Park

National Hi-Tech Industrial Development Zone

Zhongshan, Guangdong 528437

People’s Republic of China

Copy to:

Leiming Chen, Esq.

Simpson Thacher & Bartlett

35/F, ICBC Tower, 3 Garden Road

Central, Hong Kong

+852-2514-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share of the Issuer. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 16951C108

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Mr. Chuanwei Zhang
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use Only
4.	Source of funds (see instructions): BK, OO, PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 52,428,899
	9.	Sole dispositive power
	10.	Shared dispositive power 52,428,899
11.	Aggregate amount beneficially owned by each reporting person 52,428,899[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 32.7%[2]
14.	Type of reporting person (see instructions) IN

[1]	Such amount includes (i) 8,976,300 Ordinary Shares held by First Windy Investment Corp., (ii) 19,755,000 Ordinary Shares held by Rich Wind Energy Three Corp, (iii) 20,539,306 Ordinary Shares owned by Ms. Ling Wu, Mr. Zhang’s spouse, and (iv) 3,158,293 Ordinary Shares in the form of American Depositary Shares held by Mr. Zhang.
[2]	This percentage is calculated based upon 160,534,813 Ordinary Shares outstanding as of February 4, 2016, as provided by the Issuer.

CUSIP No. 16951C108

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). First Windy Investment Corp.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use Only
4.	Source of funds (see instructions): BK, OO, AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 8,976,300
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 8,976,300
11.	Aggregate amount beneficially owned by each reporting person 8,976,300
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.6%[1]
14.	Type of reporting person (see instructions) CO

[1]	This percentage is calculated based upon 160,534,813 Ordinary Shares outstanding as of February 4, 2016, as provided by the Issuer.

CUSIP No. 16951C108

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Ms. Ling Wu
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use Only
4.	Source of funds (see instructions): BK, OO, AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Saint Christopher and Nevis
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 52,428,899
	9.	Sole dispositive power
	10.	Shared Dispositive Power 52,428,899
11.	Aggregate amount beneficially owned by each reporting person 52,428,899[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 32.7%[2]
14.	Type of reporting person (see instructions) IN

[1]	Such amount includes (i) 8,976,300 Ordinary Shares held by First Windy Investment Corp., (ii) 19,755,000 Ordinary Shares held by Rich Wind Energy Three Corp., (iii) 20,539,306 Ordinary Shares owned by Ms. Ling Wu, and (iv) 3,158,293 Ordinary Shares in the form of American Depositary Shares held by Mr. Zhang.
[2]	This percentage is calculated based upon 160,534,813 Ordinary Shares outstanding as of February 4, 2016, as provided by the Issuer.

CUSIP No. 16951C108

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Rich Wind Energy Three Corp.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use Only
4.	Source of funds (see instructions): BK, OO, AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 19,755,000
	9.	Sole dispositive power
	10.	Shared Dispositive Power 19,755,000
11.	Aggregate amount beneficially owned by each reporting person 19,755,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.3%[1]
14.	Type of reporting person (see instructions) CO

[1]	This percentage is calculated based upon 160,534,813 Ordinary Shares outstanding as of February 4, 2016, as provided by the Issuer.

Introductory Statement

This Amendment No. 3 to Schedule 13D (the “Amendment”) is filed jointly by Mr. Chuanwei Zhang (“Mr. Zhang”), First Windy Investment Corp. (“First Windy”), Ms. Ling Wu (“Ms. Wu”) and Rich Wind Energy Three Corp. (“Rich Wind”, and together with Mr. Zhang, First Windy and Ms. Wu, the “Reporting Persons”) and hereby amends and supplements the Schedule 13D initially filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on August 16, 2012, as amended and supplemented by Amendment No. 1 filed by the Reporting Persons with the SEC on June 19, 2015 and Amendment No. 2 filed by the Reporting Persons with the SEC on November 2, 2015, respectively (as so amended, the “Original Schedule 13D”, and as amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the ordinary shares, par value US$0.001 per share (the “Ordinary Shares”), of China Ming Yang Wind Power Group Limited, a Cayman Islands company (the “Issuer”). The Ordinary Shares are represented by American Depositary Shares (“ADSs”), with each ADS representing one Ordinary Share. Information reported in the Original Schedule 13D with respect to the Reporting Persons remains in effect except to the extent that it is amended or superseded by information contained in this Amendment. Capitalized terms used in this Amendment but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

Pursuant to an Agreement and Plan of Merger, dated as of February 2, 2016 (the “Merger Agreement”), by and among (i) Zhongshan Ruisheng Antai Investment Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China (“Holdco”), (ii) Regal Concord Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands and an indirect wholly-owned subsidiary of Holdco (“Parent,” together with Holdco, the “Parent Parties”), (iii) Regal Ally Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and (iv) the Issuer, subject to the conditions set forth therein, Merger Sub will be merged with and into the Issuer with the Issuer continuing as the surviving company (the “Surviving Company”) and a wholly-owned subsidiary of Parent (the “Merger”). The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety in this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit D and is incorporated herein by reference in its entirety.

The Reporting Persons, together with Guangzhou Haifu Kaile Investment (L.P.) (“Guangzhou Haifu”), Shanghai Dajun Guancheng Capital Fund (“Shanghai Dajun”) and Anhui Zhongan Xinzhao Private Equity Investment LLP (“CMHK” and, each of Guangzhou Haifu, Shanghai Dajun and CMHK, a “Sponsor,” and collectively the “Sponsors”, and together with the Reporting Persons, the “Consortium”) anticipate that, at a price of US$2.51 per ADS or Ordinary Share, approximately US$232 million will be expended in acquiring 91,901,176 outstanding Ordinary Shares, including Ordinary Shares represented by ADSs (calculated based on the number of outstanding Ordinary Shares, including Ordinary Shares represented by ADSs, as of February 2, 2016 as provided by the Issuer), owned by public shareholders of the Issuer (the “Publicly Held Shares”). This amount includes (a) the estimated funds required by the Consortium to (i) purchase the Publicly Held Shares, and (ii) pay for the outstanding options and restricted share units to purchase the Ordinary Shares, and (b) the estimated transaction costs associated with the purchase of the Publicly Held Shares.

The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained by the Consortium pursuant to (i) a debt commitment letter, dated as of February 2, 2016 (the “Debt Commitment Letter”), issued by the Guangdong Branch of China Construction Bank (the “Lender”), (ii) the equity commitment letter, dated as of February 2, 2016, by and between affiliates of Guangzhou Haifu and Holdco (the “Guangzhou Haifu Equity Commitment Letter”), (iii) the equity commitment letter, dated as of February 2, 2016, by and between affiliates of Shanghai Dajun and Holdco (the “Shanghai Dajun Equity Commitment Letter”), (iv) the equity commitment letter, dated as of February 4, 2016, by and between CMHK and Holdco (the “CMHK Equity Commitment Letter” and, together with the Guangzhou Haifu Equity Commitment Letter and the Shanghai Dajun Equity Commitment Letter, the “Sponsor Equity Commitment Letters”), and (iii) the equity commitment letter, dated as of February 4, 2016, by and between Mr. Zhang and Parent (the “Founder Equity Commitment Letter” and, together with the Sponsor Equity Commitment Letters, the “Equity Commitment Letters”). Under the terms and subject to the conditions of the Debt Commitment Letter, the Lender will provide up to RMB700 million in the aggregate of debt financing to Holdco to consummate the Merger. Under the terms and subject to the conditions of the Equity Commitment Letters, Mr. Zhang and the Sponsors will provide US$127 million in the aggregate of equity financing to the Parent Parties to consummate the Merger. The information disclosed in this paragraph is qualified in its entirety by reference to the Equity Commitment Letters and the Debt Commitment Letter, copies of which are filed as Exhibit E through Exhibit I, respectively, and are incorporated herein by reference in their entirety.

Concurrently with the execution of the Merger Agreement, the Reporting Persons, together with certain other shareholders of the Issuer named therein (the “Rollover Shareholders”), entered into a rollover agreement with Parent (the “Rollover Agreement”), pursuant to which the Rollover Shareholders agreed to convert, for nil consideration, 70,528,755 Ordinary Shares beneficially owned by them, including Ordinary Shares represented by ADSs, into newly issued ordinary shares of the Surviving Company at the effective time of the Merger. The information disclosed in this paragraph is qualified in its entirety by reference to the Rollover Agreement, a copy of which is filed as Exhibit J and is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On February 2, 2016, the Issuer announced a press release that it had entered into the Merger Agreement, pursuant to which, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation. Under the terms of the Merger Agreement, at the effective time of the Merger, each Ordinary Share, including Ordinary Shares represented by ADSs, issued and outstanding immediately prior to the effective time of the Merger, other than (a) Ordinary Shares, including Ordinary Shares represented by ADSs, held by the Rollover Shareholders, (b) Ordinary Shares, including Ordinary Shares represented by ADSs, held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law (2013 Revision) of the Cayman Islands, (c) Ordinary Shares held by the Issuer or its subsidiaries and (d) Ordinary Shares reserved (but not yet allocated) by the Issuer for issuance and allocation upon exercise of any share incentive awards issued under the Company’s employee share incentive plans, will be cancelled and converted into the right to receive US$2.51 per ADS or Ordinary Share in cash without interest. The Merger is subject to the approval of the Issuer’s shareholders and various other closing conditions.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the Publicly Held Shares. If the Merger is consummated, the Ordinary Shares will no longer be traded on the New York Stock Exchange and will cease to be registered under Section 12 of the Exchange Act, and the Issuer will be privately held by the members of the Consortium and the Rollover Shareholders. The information disclosed in this paragraph and in the preceding paragraph of this Item 4 is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the members of the Consortium entered into a consortium agreement (the “Consortium Agreement”), pursuant to which the members of the Consortium have agreed to, among other things, cooperate in good faith in connection with a transaction with respect to the Issuer (the “Transaction”), including the Merger. The Consortium Agreement provides for, among other things, the cooperation and participation by and among the members of the Consortium in the evaluation of the Issuer, engagement of advisors, formation of transaction vehicles, negotiation of the terms of definitive documentation in connection with the Transaction and finalization of debt financing in connection with the Transaction. The information disclosed in this paragraph is qualified in its entirety by reference to the Consortium Agreement, a copy of which is filed as Exhibit C and is incorporated hereby by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders, who collectively hold approximately 43.93% of the issued and outstanding Ordinary Shares of the Issuer (calculated based on the number of outstanding Ordinary Shares, including Ordinary Shares represented by ADSs, as of February 2, 2016 as provided by the Issuer), entered into a support agreement with Parent (the “Support Agreement”), pursuant to which each of the Rollover Shareholders has agreed (i) when a meeting of the shareholders of the Issuer is held, to appear at such meeting or otherwise cause their Ordinary Shares to be counted as present thereat for the purpose of establishing a quorum, (ii) to vote or cause to be voted at such meeting all their Ordinary Shares in favor of the adoption of the Merger Agreement and approval of the Merger, and (iii) to vote or cause to be voted at such meeting all their Ordinary Shares against the approval of any alternative transaction proposal or any other action contemplated by any an alternative transaction proposal. The information disclosed in this paragraph is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit K and is incorporated herein by reference in its entirety.

The information required by Item 4 not otherwise provided herein is set forth in Item 3 and is incorporated herein by reference.

Other than as described in Item 3 and Item 4 above, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated in their entirety as follows:

(a)	The percentages used herein are calculated based upon the 160,534,813 Ordinary Shares that were outstanding as of February 4, 2016, as provided by the Issuer.

As of the date hereof, (i) Mr. Zhang directly owns 3,158,293 ADSs, each representing one Ordinary Share, representing approximately 2.0% of the outstanding Ordinary Shares, (ii) Frist Windy directly owns 8,976,300 Ordinary Shares, representing approximately 5.6% of the outstanding Ordinary Shares, (iii) Rich Wind directly owns 19,755,000 Ordinary Shares, representing approximately 12.3% of the outstanding Ordinary Shares, and (iv) Ms. Wu directly owns 20,539,306 Ordinary Shares, representing approximately 12.8% of the outstanding Ordinary Shares.

First Windy is wholly owned by Mr. Zhang. Rich Wind is wholly owned by Ms. Wu. Ms. Wu is Mr. Zhang’s spouse. Pursuant to Rule 13d-3 under the Exchange Act, Mr. Zhang and Ms. Wu may be deemed to beneficially own an aggregate of 52,428,899 Ordinary Shares, representing approximately 32.7% of the outstanding Ordinary Shares of the Issuer.

(b)	Each of Mr. Zhang and Ms. Wu is deemed to have shared power to vote or direct the vote, dispose or direct the disposition of 52,428,899 Ordinary Shares. First Windy has shared power to vote or direct the vote, dispose or direct the disposition of 8,976,300 Ordinary Shares. Rich Wind has shared power to vote or direct the vote, dispose or direct the disposition of 19,755,000 Ordinary Shares.

(c)	Other than the transaction described in this Amendment, no transaction in the Ordinary Shares was affected by Reporting Persons during the sixty days before the date of this Amendment.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

The descriptions in Item 3 and Item 4 of this Amendment of the Consortium Agreement, the Merger Agreement, the Equity Commitment Letters, the Debt Commitment Letter, the Rollover Agreement and the Support Agreement are incorporated herein by reference in their entirety. The summaries of certain provisions of such agreements in this Amendment are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The agreements listed in this Item 6 are filed herewith as Exhibit C through Exhibit K and are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following exhibit:

Exhibit A* —	Joint Filing Agreement, dated August 16, 2012, among the Reporting Persons, relating to the filing of a joint statement on Schedule 13D.

Exhibit B* —	Proposal Letter from Mr. Chuanwei Zhang to the board of directors of the Issuer, dated November 2, 2015

Exhibit C —	Consortium Agreement by and among the Reporting Persons and the Sponsors, dated February 2, 2016

Exhibit D —	Agreement and Plan of Merger by and among the Holdco, Parent, Merger Sub and the Issuer, dated February 2, 2016

Exhibit E —	Equity Commitment Letter by Chuanwei Zhang in favor of Parent dated February 4, 2016

Exhibit F —	Equity Commitment Letter by Anhui Zhongan Xinzhao Private Equity Investment LLP in favor of Holdco dated February 4, 2016

Exhibit G —	Equity Commitment Letter by Guangzhou HYAF Fund Management Ltd. Company, Guangzhou Huifu Kaile Investment (L.P.) and Guangzhou Huiyin Bosen Investment (L.P.) in favor of Holdco dated February 2, 2016

Exhibit H —	Equity Commitment Letter by Shanghai Dajun Guancheng Capital Fund, Shanghai Dajun Asset Management Fund, Zhejiang Dajun Asset Management Company Limited and Dajun Shengshi Selection Investment Fund in favor of Holdco dated February 2, 2016

Exhibit I —	Debt Commitment Letter issued by Guangdong Branch of China Construction Bank dated February 2, 2016

Exhibit J —	Rollover Agreement by and among the Parent and the Rollover Shareholders dated February 2, 2016

Exhibit K—	Support Agreement by and among the Parent and the Rollover Shareholders dated February 2, 2016

*	Previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2016

Chuanwei Zhang

/s/ Chuanwei Zhang
Chuanwei Zhang

First Windy Investment Corp.

By:	/s/ Chuanwei Zhang
	Name:	Chuanwei Zhang
	Title:	Sole Director

Ling Wu

/s/ Ling Wu
Ling Wu

Rich Wind Energy Three Corp.

By:	/s/ Ling Wu
	Name:	Ling Wu
	Title:	Sole Director